UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2008

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Houston, Texas 77002
50 West San Fernando Street, San Jose, California 95113
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

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ITEM 2.02 — RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Calpine Corporation (the "Company") will host a conference call to discuss its financial and operating results for the three and nine months ended September 30, 2008, on Friday, November 7, 2008, at 10:00 a.m. ET / 9:00 a.m. CT. A listen-only webcast of the call may be accessed through the Company's website at www.calpine.com, or by dialing 877-591-4954 (or 719-325-4900 for international listeners) at least ten minutes prior to the beginning of the call.

An archived recording of the call will be made available on the website, and can also be accessed by dialing 888-203-1112 (or 719-457-0820 for international callers) and providing confirmation code 4259943.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Kenneth A. Graves

Kenneth A. Graves
Interim Corporate Controller and
Principal Accounting Officer

Date: November 6, 2008

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